UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 14, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

1. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEET

	Millions of yen
	As of December 31, 2010
Assets
Cash and Due from Banks	¥	*2	4,649,090
Call Loans and Bills Purchased			254,320
Receivables under Resale Agreements			7,932,190
Guarantee Deposits Paid under Securities Borrowing Transactions			6,886,666
Other Debt Purchased			1,793,569
Trading Assets		*2	14,523,698
Money Held in Trust			94,523
Securities		*2,*4	41,842,149
Loans and Bills Discounted		*1,*2	61,645,762
Foreign Exchange Assets			835,691
Derivatives other than for Trading Assets			6,213,925
Other Assets		*2	2,695,760
Tangible Fixed Assets		*2,*3	937,399
Intangible Fixed Assets			431,983
Deferred Tax Assets			496,375
Customers’ Liabilities for Acceptances and Guarantees			3,600,112
Reserves for Possible Losses on Loans			(781,681)
Reserve for Possible Losses on Investments			(21)

Total Assets			154,051,514

Liabilities
Deposits			74,875,478
Negotiable Certificates of Deposit			10,935,213
Debentures			928,750
Call Money and Bills Sold			5,095,721
Payables under Repurchase Agreements			11,429,875
Guarantee Deposits Received under Securities Lending Transactions			6,562,737
Commercial Paper			85,388
Trading Liabilities			8,573,080
Borrowed Money			9,373,604
Foreign Exchange Liabilities			287,802
Short-term Bonds			514,297
Bonds and Notes			5,063,364
Due to Trust Accounts			1,073,432
Derivatives other than for Trading Liabilities			5,427,625
Other Liabilities			3,280,706
Reserve for Bonus Payments			15,337
Reserve for Employee Retirement Benefits			36,165
Reserve for Director and Corporate Auditor Retirement Benefits			2,114
Reserve for Possible Losses on Sales of Loans			1,840
Reserve for Contingencies			14,259
Reserve for Reimbursement of Deposits			13,940
Reserve for Reimbursement of Debentures			12,317
Reserves under Special Laws			1,378
Deferred Tax Liabilities			14,305
Deferred Tax Liabilities for Revaluation Reserve for Land			98,495
Acceptances and Guarantees			3,600,112

Total Liabilities			147,317,346

Net Assets
Common Stock and Preferred Stock			2,181,375
Capital Surplus			937,680
Retained Earnings			1,141,079
Treasury Stock			(3,196)

Total Shareholders’ Equity			4,256,938

Net Unrealized Gains on Other Securities, net of Taxes			45,303
Net Deferred Hedge Gains, net of Taxes			90,824
Revaluation Reserve for Land, net of Taxes			137,823
Foreign Currency Translation Adjustments			(103,108)

Total Valuation and Translation Adjustments			170,843

Stock Acquisition Rights			2,776
Minority Interests			2,303,610

Total Net Assets			6,734,168

Total Liabilities and Net Assets	¥		154,051,514

(2) CONSOLIDATED STATEMENT OF INCOME

	Millions of yen
	For the nine months ended December 31, 2010
Ordinary Income	¥		2,087,201
Interest Income			1,086,525
Interest on Loans and Bills Discounted			675,443
Interest and Dividends on Securities			259,606
Fiduciary Income			34,307
Fee and Commission Income			404,189
Trading Income			226,432
Other Operating Income			269,578
Other Ordinary Income		*1	66,167

Ordinary Expenses			1,530,715
Interest Expenses			264,106
Interest on Deposits			83,625
Interest on Debentures			5,488
Fee and Commission Expenses			77,642
Other Operating Expenses			112,066
General and Administrative Expenses			954,297
Other Ordinary Expenses		*2	122,601

Ordinary Profits			556,486

Extraordinary Gains		*3	40,280

Extraordinary Losses		*4	9,571

Income before Income Taxes and Minority Interests			587,195

Income Taxes:
Current			17,738
Deferred			74,945
Total Income Taxes			92,684

Income before Minority Interests			494,510

Minority Interests in Net Income			72,438

Net Income	¥		422,072

(3) CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
For the nine months ended December 31, 2010
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥587,195
Depreciation	121,939
Losses on Impairment of Fixed Assets	3,138
Equity in Loss (Gain) from Investments in Affiliates	2,622
Increase (Decrease) in Reserves for Possible Losses on Loans	(90,281)
Increase (Decrease) in Reserve for Possible Losses on Investments	(8)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(11,976)
Increase (Decrease) in Reserve for Contingencies	(549)
Increase (Decrease) in Reserve for Bonus Payments	(31,861)
Increase (Decrease) in Reserve for Employee Retirement Benefits	2,012
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	2
Increase (Decrease) in Reserve for Reimbursement of Deposits	(808)
Increase (Decrease) in Reserve for Reimbursement of Debentures	1,492
Interest Income - accrual basis	(1,086,525)
Interest Expenses - accrual basis	264,106
Losses (Gains) on Securities	(147,704)
Losses (Gains) on Money Held in Trust	5
Foreign Exchange Losses (Gains) - net	525,064
Losses (Gains) on Disposition of Fixed Assets	3,364
Decrease (Increase) in Trading Assets	(944,428)
Increase (Decrease) in Trading Liabilities	1,285,421
Decrease (Increase) in Derivatives other than for Trading Assets	718,580
Increase (Decrease) in Derivatives other than for Trading Liabilities	(1,053,895)
Decrease (Increase) in Loans and Bills Discounted	(283,614)
Increase (Decrease) in Deposits	(745,441)
Increase (Decrease) in Negotiable Certificates of Deposit	836,236
Increase (Decrease) in Debentures	(589,047)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(259,072)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(562,669)
Decrease (Increase) in Call Loans, etc.	(1,027,650)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(1,141,765)
Increase (Decrease) in Call Money, etc.	(193,735)
Increase (Decrease) in Commercial Paper	85,388
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(52,775)
Decrease (Increase) in Foreign Exchange Assets	(154,742)
Increase (Decrease) in Foreign Exchange Liabilities	115,204
Increase (Decrease) in Short-term Bonds (Liabilities)	21,900
Increase (Decrease) in Bonds and Notes	487,782
Increase (Decrease) in Due to Trust Accounts	48,001
Interest and Dividend Income - cash basis	1,138,455
Interest Expenses - cash basis	(271,601)
Other - net	(515,871)

Subtotal	(2,918,109)

Cash Refunded (Paid) in Income Taxes	(22,943)

Net Cash Provided by (Used in) Operating Activities	¥(2,941,053)

	Millions of yen
	For the nine months ended December 31, 2010
Cash Flow from Investing Activities
Payments for Purchase of Securities	¥		(70,910,005)
Proceeds from Sale of Securities			63,809,729
Proceeds from Redemption of Securities			9,011,617
Payments for Increase in Money Held in Trust			(34,015)
Proceeds from Decrease in Money Held in Trust			58,880
Payments for Purchase of Tangible Fixed Assets			(49,272)
Payments for Purchase of Intangible Fixed Assets			(83,941)
Proceeds from Sale of Tangible Fixed Assets			89
Proceeds from Sale of Intangible Fixed Assets			9

Net Cash Provided by (Used in) Investing Activities			1,803,091

Cash Flow from Financing Activities
Repayments of Subordinated Borrowed Money			(10,000)
Payments for Redemption of Subordinated Bonds			(321,364)
Proceeds from Issuance of Common Stock			761,354
Proceeds from Investments by Minority Shareholders			919
Cash Dividends Paid			(133,822)
Cash Dividends Paid to Minority Shareholders			(59,042)
Payments for Repurchase of Treasury Stock			(2)
Proceeds from Sale of Treasury Stock			3

Net Cash Provided by (Used in) Financing Activities			238,045

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents			(27,751)

Net Increase (Decrease) in Cash and Cash Equivalents			(927,668)

Cash and Cash Equivalents at the beginning of the period			4,678,783

Cash and Cash Equivalents at the end of the period	¥	*1	3,751,115

(CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS)

For the nine months ended December 31, 2010

1. Changes in the Scope of Consolidation

(1)	Changes in the Scope of Consolidation

From the first quarter, Mountain Capital CLO III Ltd. and three other companies were newly consolidated according to “PITF No. 18 Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements,” as they were consolidated in the consolidated financial statements of a foreign subsidiary under US GAAP.

From the second quarter, Mizuho Securities India Private Limited was newly consolidated upon its establishment.

From the third quarter, Mizuho Corporate Bank (Malaysia) Berhad and one other company were newly consolidated upon their establishment.

From the first quarter, Tokyo Valuation Research Co., Ltd. and three other companies were excluded from the scope of consolidation as they ceased to be subsidiaries of MHFG as a result of a merger and other factors.

From the third quarter, Mountain Capital CLO III Ltd. and six other companies were excluded from the scope of consolidation as they ceased to be subsidiaries of MHFG as a result of the disposal and other transactions of the financial advisory agreement and other factors.

(2)	Number of consolidated subsidiaries after the change: 158

2. Changes in the Application of the Equity Method

(1)	Affiliates under the Equity Method

Changes in affiliates under the Equity Method

From the second quarter, Orient Corporation was newly included in the scope of the equity method as an affiliate as a result of the exercise of the right to request acquisition of preferred shares.

From the second quarter, Mitoyo Securities Co., Ltd. was excluded from the scope of the equity method as a result of the sale of stocks.

Number of affiliates under the equity method after the change: 21

3. Changes in the Standards of Accounting Method

(1)	Accounting Standard for Equity Method of Accounting for Investments and Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method

Mizuho Financial Group has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (PITF No. 24, March 10, 2008) beginning with the first quarter of fiscal 2010.

This application does not affect the quarterly consolidated financial statements.

(2)	Adoption of Accounting Standard for Asset Retirement Obligations

Mizuho Financial Group has applied “Accounting Standard for Asset Retirement Obligations” (ASBJ Statement No. 18, March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No. 21, March 31, 2008) beginning with the first quarter of fiscal 2010.

As a result, Income before Income Taxes and Minority Interests for the nine months ended December 31, 2010 decreased by ¥3,482 million. The change in Asset Retirement Obligations (which is in “Other Liabilities”) due to commencement of application of the accounting standards is ¥7,454 million.

(SIMPLIFIED ACCOUNTING METHODS)

For the nine months ended December 31, 2010

1.	Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

2.	Reserves for Possible Losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for the second quarter of fiscal 2010.

a.	The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors”

b.	The claims other than the claims extended to “Intensive Control Obligors” for which reserves are provided for the losses estimated for each individual loan

(NOTES TO CONSOLIDATED BALANCE SHEET)

Notes as of December 31, 2010

1.	Loans and Bills Discounted include the following:

Loans to Bankrupt Obligors:	¥57,903 million
Non-Accrual Delinquent Loans:	¥670,034 million
Loans Past Due for Three Months or More:	¥23,185 million
Restructured Loans:	¥518,463 million

The above amounts are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

2.	The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥6,199,331 million
Securities:	¥12,241,345 million
Loans and Bills Discounted:	¥8,209,866 million
Other Assets:	¥9,812 million
Tangible Fixed Assets:	¥136 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥14,210 million, Trading Assets of ¥135,454 million, Securities of ¥2,261,496 million and Loans and Bills Discounted of ¥16,288 million. Other Assets includes guarantee deposits of ¥107,130 million, collateral pledged for derivatives transactions of ¥326,245 million, margins for futures transactions of ¥43,074 million and other guarantee deposits of ¥42,588 million.

3.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥798,530 million.

4.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law), amounted to ¥1,075,706 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

For the nine months ended December 31, 2010

1.	Other Ordinary Income includes gains on sales of stocks of ¥44,357 million.

2.	Other Ordinary Expenses includes losses on write-offs of loans of ¥44,786 million, losses on impairment “devaluation” of stocks of ¥26,555 million, and losses on sales of stocks of ¥24,881 million.

3.	Extraordinary Gains includes gains on recovery of written-off claims of ¥34,214 million.

4.	Extraordinary Losses includes losses on disposal of fixed assets of ¥3,401 million, losses on impairment of fixed assets of ¥3,138 million, and losses of ¥3,031 million at the beginning of the period by the adoption of Accounting Standard for Asset Retirement Obligations described in “Changes in the Standards of Accounting Method.”

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

For the nine months ended December 31, 2010

1.	Cash and Cash Equivalents at the end of the quarterly period on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the quarterly consolidated balance sheet as follows:

As of December 31, 2010	Millions of yen
Cash and Due from Banks	¥4,649,090
Due from Banks excluding central banks	(897,974)

Cash and Cash Equivalents	¥3,751,115

(INFORMATION FOR SHAREHOLDERS’ EQUITY)

1. Types and number of issued shares and of treasury stock are as follows:

Thousands of Shares
As of December 31, 2010
Issued shares
Common stock	21,585,203
Eleventh Series Class XI Preferred Stock	914,752
Thirteenth Series Class XIII Preferred Stock	36,690

Total	22,536,645

Treasury stock
Common stock	5,652
Eleventh Series Class XI Preferred Stock	441,746

Total	447,398

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

	Category	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)	Balance as of December 31, 2010 (Millions of yen)
MHFG	Stock acquisition rights	—	—	—
	(Treasury stock acquisition rights)		(—)	(—)

	Stock acquisition rights as stock option	—		1,786

Consolidated subsidiaries		—		990
(Treasury stock acquisition rights)				(—)

	Total	—		2,776
				(—)

3. Cash dividends distributed by MHFG are as follows:

Resolution	Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
June 22, 2010	Common Stock	123,880	8	March 31, 2010	June 22, 2010	Retained earnings
Ordinary General	Eleventh Series Class XI Preferred Stock	9,985	20	March 31, 2010	June 22, 2010	Retained earnings
Meeting of Shareholders	Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2010	June 22, 2010	Retained earnings

4. Significant changes in the amount of shareholders’ equity

	Millions of yen
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2010	1,805,565	552,135	854,703	(5,184)	3,207,219
Changes for the nine months ended December 31, 2010
Issuance of New Shares	375,810	385,544	—	—	761,354
Cash Dividends	—	—	(134,966)	—	(134,966)
Net Income (Accumulated Period)	—	—	422,072	—	422,072
Repurchase of Treasury Stock	—	—	—	(2)	(2)
Disposition of Treasury Stock	—	—	(1,314)	1,990	675
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	585	—	585
Total Changes for the nine months ended December 31, 2010	375,810	385,544	286,376	1,987	1,049,718
Balance as of December 31, 2010	2,181,375	937,680	1,141,079	(3,196)	4,256,938

(BUSINESS SEGMENT INFORMATION)

1. Summary of reportable segments

The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

MHFG manages its business portfolio through the three Global Groups: the Global Corporate Group; the Global Retail Group; and the Global Asset & Wealth Management Group. The Global Corporate Group consists primarily of MHCB and MHSC, the Global Retail Group consists primarily of MHBK and MHIS, and the Global Asset & Wealth Management Group consists primarily of MHTB.

Operating segments of MHCB and MHBK are aggregated within each entity based on customer characteristics and functions. Operating segments of MHCB are aggregated into three reportable segments, domestic, international, and trading and others. Operating segments of MHBK are also aggregated into three reportable segments, retail banking, corporate banking, and trading and others. In addition to the three Global Groups, subsidiaries which provide services to a wide range of customers and which do not belong to a specific Global Group are aggregated as Others.

[The Global Corporate Group]

[MHCB ]

MHCB is the main operating company of the Global Corporate Group and provides banking and other financial services to large corporations, financial institutions, public sector entities, foreign corporations, including foreign subsidiaries of Japanese corporations, and foreign governmental entities.

(Domestic )

This segment consists of the following three units of MHCB: corporate banking, global investment banking, and global transaction banking. This segment provides a variety of financial products and services to large corporations, financial institutions and public sector entities in Japan. The products and services it offers include commercial banking, advisory services, syndicated loan arrangements and structured finance.

(International )

This segment primarily offers commercial banking and foreign exchange transaction services to foreign corporations, including foreign subsidiaries of Japanese corporations, through MHCB’s overseas network.

(Trading and others )

This segment consists of the global markets unit, and the global asset management unit. This segment supports the domestic and international segments in offering derivatives and other risk hedging products to satisfy MHCB’s customers’ financial and business risk control requirements. It is also engaged in MHCB’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHCB.

[MHSC ]

Mizuho Securities is the securities arm of the Global Corporate Group and provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

The former Mizuho Securities and Shinko Securities merged to form the new Mizuho Securities in May, 2009.

[Others ]

This segment consists of MHCB’s subsidiaries other than MHSC. These subsidiaries offer financial products and services in specific areas of business or countries mainly to customers of the Global Corporate Group.

[The Global Retail Group]

[MHBK ]

MHBK is the main operating company of the Global Retail Group. MHBK provides banking and other financial services primarily to individuals, SMEs and middle-market corporations through its domestic branch and ATM network.

(Retail banking )

This segment offers banking products and services, including housing and other personal loans, credit cards, deposits, investment products, and consulting services, to MHBK’s individual customers through its nationwide branch and ATM network, as well as telephone and Internet banking services.

(Corporate banking )

This segment provides loans, syndicated loan arrangements, structured finance, advisory services, other banking services, and capital markets financing to SMEs, middle-market corporations, local governmental entities, and other public sector entities in Japan.

(Trading and others )

This segment supports the retail banking and corporate banking segments in offering derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by headquarters functions of MHBK.

[MHIS ]

MHIS offers securities services to individuals and corporate customers of the Global Retail Group and provides those corporate customers with support in procuring funds through capital markets.

[Others ]

This segment consists of MHBK’s subsidiaries other than MHIS. These subsidiaries, such as Mizuho Capital and Mizuho Business Financial Center, offer financial products and services in specific areas of business to customers of the Global Retail Group.

[The Global Asset & Wealth Management Group]

[MHTB ]

MHTB is the main operating company of the Global Asset & Wealth Management Group and offers products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

[Others ]

This segment includes companies other than MHTB which are part of the Global Asset & Wealth Management Group. These companies include Trust & Custody Service Bank, Mizuho Asset Management and Mizuho Private Wealth Management. They offer products and services related to private banking, trust and custody, and asset management.

[Others ]

This segment consists of MHFG and its subsidiaries that do not belong to a specific Global Group but provide their services to a wide range of customers. Under this segment, the MHFG Group offers non-banking services including research and consulting services through Mizuho Research Institute, information technology-related services through Mizuho Information & Research Institute and advisory services to financial institutions through Mizuho Financial Strategy.

2. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by business segment

For the nine months ended December 31, 2010

	Millions of yen
	Global Corporate Group							Global Retail Group							Global Asset & Wealth Management Group
		MHCB							MHBK
			Domestic	Inter- national	Trading and others	MHSC	Others			Retail banking	Corporate banking	Trading and others	MHIS	Others		MHTB	Others	Others	Total
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	338,586	293,300	125,200	63,000	105,100	(7,223)	52,510	456,803	424,813	185,400	197,900	41,513	385	31,605	32,106	31,403	702	(5,078)	822,418
Net non-interest income	415,624	238,938	81,500	40,400	117,038	132,916	43,769	230,667	188,868	23,100	90,500	75,268	36,651	5,147	100,018	66,985	33,033	(1,511)	744,799

Total	754,211	532,238	206,700	103,400	222,138	125,692	96,280	687,471	613,682	208,500	288,400	116,782	37,036	36,753	132,125	98,388	33,736	(6,589)	1,567,218

General and administrative expenses (excluding Non-Recurring Losses)	347,041	171,991	66,800	46,800	58,391	120,483	54,565	455,659	418,339	179,800	168,800	69,739	30,670	6,648	94,612	65,519	29,092	(5,723)	891,589

Others	(42,373)	—	—	—	—	—	(42,373)	(11,790)	—	—	—	—	—	(11,790)	(1,790)	—	(1,790)	(8,871)	(64,825)

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	364,797	360,246	139,900	56,600	163,746	5,208	(658)	220,021	195,342	28,700	119,600	47,042	6,365	18,313	35,722	32,869	2,853	(9,737)	610,803

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others ”, “Others ”, and “Others ” include elimination of transactions between companies within the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group, respectively. “Others ” includes elimination of transactions between the Global Groups.

3. The difference between total Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) and Net Income recorded in the Consolidated Statement of Income, and the contents of the difference.

The total amount of the above net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting and the amount of Net Income recorded in the Consolidated Statement of Income are not the same amount. The contents of the difference for the nine months ended December 31, 2010 are as follows:

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	610,803
Credit Costs of Trust Accounts	—
General and Administrative Expenses (non-recurring Losses)	(62,708)
Expenses related to Portfolio Problems	(45,793)
Net Gains (Losses) related to Stocks	(7,468)
Net Extraordinary Gains (Losses)	30,709
Others	61,653

Net Income recorded in Consolidated Statement of Income	587,195

(Additional Information)

Mizuho Financial Group has applied “Accounting Standard for Disclosures about Segments of an Enterprise and Related information (ASBJ Statement No. 17, March 27, 2009)” and “Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related information (ASBJ Guidance No. 20, March 21, 2008)” from the first quarter of this fiscal year.

(NOTES TO SECURITIES)

Notes as of December 31, 2010

In addition to “Securities” on the (quarterly) consolidated balance sheet, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
As of December 31, 2010	Amount on Consolidated BS	Fair Value	Unrealized Gains/Losses (Net)
Japanese Government Bonds	¥1,050,606	¥1,058,779	¥8,172
Japanese Corporate Bonds	¥2,411	¥2,419	¥7

Total	¥1,053,018	¥1,061,198	¥8,180

Note: Fair value is primarily based on the market price at the consolidated balance sheet date.

2.	Other Securities which have readily determinable fair value:

	Millions of yen
As of December 31, 2010	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net)
Japanese Stocks	¥2,499,897	¥2,715,926	¥216,029
Japanese Bonds	31,165,546	31,192,741	27,194
Japanese Government Bonds	26,981,738	26,992,189	10,450
Japanese Local Government Bonds	220,083	221,843	1,760
Japanese Corporate Bonds	3,963,724	3,978,708	14,983
Other	7,736,718	7,575,971	(160,747)
Foreign Bonds	5,181,858	5,111,715	(70,142)
Other Debt Purchased	1,167,483	1,161,870	(5,612)
Other	1,387,377	1,302,385	(84,992)

Total	¥41,402,162	¥41,484,639	¥82,476

Notes:	1.	Net Unrealized Gains include ¥5,423 million (of loss), which was recognized in the consolidated statement of income by applying the fair-value hedge method and others.
	2.	Fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date.
	3.	Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the third quarter (impairment (“devaluation”)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (“devaluation”) for the third quarter was ¥25,710 million.
		The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost;

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

4.

Floating-rate Japanese Government Bonds

For Floating-rate Japanese Government Bonds within Securities, based on our determination that current market prices may not reflect fair value due to the extremely limited volume of actual transactions, our domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary have applied reasonably calculated prices as book value for the third quarter.

In deriving the reasonably calculated price, we used the Discounted Cash Flow Method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

5.

Securitization Products

With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value.

In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the Discounted Cash Flow Method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included Residential Mortgage-Backed Securities, Collateralized Loan Obligations, Commercial Mortgage-Backed Securities and other Asset Backed Securities.

(NOTES TO MONEY HELD IN TRUST)

Notes as of December 31, 2010

1.	Money Held in Trust Held to Maturity:

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

	Millions of yen
As of December 31, 2010	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains/Losses (Net )
Other in Money Held in Trust	¥1,047	¥1,025	¥(22)

Note:	Fair value of Other is determined at the quoted market price, if available, or other reasonable value at the consolidated balance sheet date and other.

(SUBSEQUENT EVENTS)

There is no applicable information.